As filed with the U.S. Securities and Exchange Commission on July 30, 2021.

Registration No.  333-199737

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

TOTALENERGIES SE

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

France

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone +1-800-990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036-8401

Telephone: +1-800-927-9800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, NY 10179 Telephone: +1-800-990-1135	Scott R. Saks Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐     immediately upon filing

☐     on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of TotalEnergies SE	n/a	n/a	n/a	n/a

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Articles 16, 17, 20 and 21
(iii) Collection and distribution of dividends	Articles 3, 5, 11, 13, 14, 15, 19, 20 and 24
(iv) Transmission of notices, reports and proxy soliciting material	Articles 16, 17, 18, 20 and 21
(v) Sale or exercise of rights	Articles 12, 14, 15, 20 and 24
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 11, 15 and 16
(vii) Amendment, extension or termination of the Deposit Agreement	Articles 23 and 24
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Articles 17 and 18
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 25
(x) Limitation upon the liability of the Depositary	Articles 12, 14, 20, 21 and 24

(3) Fees and Charges	Articles 7, 11, 12, 23 and 24

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Statement that TotalEnergies SE is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Article 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Amended and Restated Deposit Agreement, dated as of November 12, 2014 (the "Deposit Agreement"), among TotalEnergies SE (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Filed herewith as Exhibit (a)(1).

(a)(2)	Form of Amendment No. 1 to Deposit Agreement among the Company and the Depositary, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(2)

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney. Filed herewith as Exhibit (f).

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 30, 2021.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Timothy E. Green
	Name:	Timothy E. Green
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TotalEnergies SE certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on July 30, 2021.

TotalEnergies SE

By:	/s/ Jean-Pierre Sbraire
	Name:	Jean-Pierre Sbraire
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on July 30, 2021.

Signatures	Title

/s/ Patrick Pouyanné*	Chairman and Chief Executive Officer
Patrick Pouyanné	(Principal Executive Officer)

/s/ Jacques Aschenbroich*	Director
Jacques Aschenbroich

Director
Patricia Barbizet

Director
Marie-Christine Coisne-Roquette

/s/ Jérôme Contamine*	Director
Jérôme Contamine

/s/ Lise Croteau*	Director
Lise Croteau

Director
Mark Cutifani

/s/ Valérie Della Puppa Tibi*	Director
Valérie Della Puppa Tibi

/s/ Romain Garcia-Ivaldi*	Director
Romain Garcia-Ivaldi

/s/ Maria van der Hoeven*	Director
Maria van der Hoeven

Signatures	Title

/s/ Glenn Hubbard*	Director
Glenn Hubbard

Director
Anne-Marie Idrac

/s/ Jean Lemierre*	Director
Jean Lemierre

/s/ Angel Pobo*	Director
Angel Pobo

/s/ Jean-Pierre Sbraire	Executive Vice President and Chief Financial Officer
Jean-Pierre Sbraire	(Principal Financial Officer)

/s/ Frédéric Agnès*	Chief Accounting Officer
Frédéric Agnès	(Principal Accounting Officer)

/s/ Robert O. Hammond*
Robert O. Hammond	Authorized Representative in the United States

*By: /s/ Jean-Pierre Sbraire	Attorney-in-fact
Jean-Pierre Sbraire

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Amended and Restated Deposit Agreement, dated as of November 12, 2014 (the "Deposit Agreement"), among TotalEnergies SE (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement among the Company and the Depositary, including the Form of ADR attached as Exhibit A thereto.

(f)	Powers of Attorney.